FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Preview of the 3Q10 Income Statement.

Preview of the 3Q10

income statement

Madrid, 11 November 2010

Repsol YPF S.A.
3Q 2010 Earnings Preview

CONTENTS:

Repsol YPF S.A.	2

Repsol YPF S.A.
3Q 2010 Earnings Preview

Considerable improvement in the business variables

Unaudited figures (IFRS)

3Q 2009 (*)	2Q 2010	3Q 2010	% Variation 3Q10/3Q09	THIRD QUARTER 2010 RESULTS	Jan-Sept 2009 (*)	Jan-Sept 2010	% Variation 10/09
CCS REPORTED EARNINGS (M€)
810	1,300	1,102	36.0	CCS OPERATING INCOME	2,267	3,738	64.9
320	535	478	49.4	CCS NET INCOME	1,165	1,568	34.6
CCS PROFORMA INDICATORS (M€)
768	1,262	1,137	48.0	CCS ADJUSTED OPERATING INCOME	2,011	3,659	81.9
296	523	502	69.6	CCS ADJUSTED NET INCOME	1,056	1,533	45.2
REPORTED EARNINGS (M€)
910	1,466	1,056	16.0	OPERATING INCOME	2,563	4,060	58.4
385	650	448	16.4	NET INCOME	1,348	1,786	32.5
PROFORMA INDICATORS (M€)
868	1,428	1,091	25.7	ADJUSTED OPERATING INCOME	2,307	3,981	72.6
361	638	472	30.7	ADJUSTED NET INCOME	1,239	1,751	41.3
EARNINGS PER SHARE
0.32	0.53	0.37	15.6	Euros per share	1.12	1.46	30.4
0.47	0.65	0.50	6.4	Dollars per share	1.63	2.00	22.7

(*)	To facilitate the comparison with third quarter 2010 figures, data reflected in this earnings preview for third quarter 2009 and for the first nine months of 2009, were properly amended according to accounting standards and as a result of the change in the accounting classification of the stake in the Alberto Pasqualini Refap, S.A. Group. (See Section 5: Comparison of information).

THIRD QUARTER 2010 MAIN HIGHLIGHTS AND KEY FINANCIAL FIGURES

•	Operating income on the basis of current cost of supplies (CCS) was 69.6% higher year-on-year. CCS recurrent operating income in the quarter was 48.0% higher than in the same quarter a year earlier.

•

The increase in CCS recurrent operating income was the result of improved market conditions (better oil and gas prices and the appreciation of the dollar) and the enhanced performance of our business variables: the integrated refining and marketing margin, the positive performance of our chemical activity, and the overall improvement of the critical variables in Argentina.

•

The Group’s net financial debt (ex Gas Natural Fenosa) at the end of third quarter 2010 amounted to 5,504 M€, increasing 508 M€ in comparison with the end of the second quarter. EBITDA in this quarter was nearly sufficient to cover investments, taxes, financial charges, and the Repsol YPF final dividend. The net debt/capital employed ratio at 30 September 2010 was 17.4%, excluding Gas Natural Fenosa.

•

On 1 October, Repsol and Sinopec entered into an alliance in Brazil, creating one of the largest private energy companies in Latin America, valued at 17.8 Bn$. Repsol Brasil will carry out a 7.1 Bn$ rights issue to be entirely subscribed by Sinopec. Following this transaction, which is in keeping with the objectives defined in the Strategic Plan, Repsol will hold a 60% stake in the company. The agreement is subject to the approval of the competent authorities. The transaction is in keeping with the objectives outlined in the Strategic Plan.

Repsol YPF S.A.	3

Repsol YPF S.A.
3Q 2010 Earnings Preview

1.- BREAKDOWN OF RESULTS BY BUSINESS AREA

1.1.- UPSTREAM

Unaudited figures (IFRS)

3Q 2009	2Q 2010	3Q 2010	% Variation 3Q10/3Q09		Jan-Sept 2009	Jan-Sept 2010	% Variation 10/09
293	299	311	6.1	OPERATING INCOME (M€)	618	1,042	68.6
302	370	310	2.6	ADJUSTED OPERATING INCOME (M€)	659	1,112	68.7
141	149	143	1.4	LIQUIDS PRODUCTION (Thousand boepd)	129	148	14.4
1,045	1,071	1,140	9.1	GAS PRODUCTION (*) (Million scf/d)	1,119	1,110	-0.7
327	340	346	5.8	TOTAL PRODUCTION (Thousand boepd)	328	345	5.2
290	229	359	23.8	INVESTMENTS (M€)	942	726	-22.9
70	119	149	112.9	EXPLORATION EXPENSE (M€)	160	346	116.3

3Q 2009	2Q 2010	3Q 2010	% Variation 3Q10/3Q09	INTERNATIONAL PRICES	Jan-Sept 2009	Jan-Sept 2010	% Variation 10/09
68.1	78.2	76.9	12.9	Brent ($/Bbl)	57.3	77.1	34.6
68.2	78.1	76.2	11.7	WTI ($/Bbl)	57.3	77.7	35.6
3.4	4.1	4.4	29.4	Henry Hub ($/MBtu)	3.9	4.6	17.9

3Q 2009	2Q 2010	3Q 2010	% Variation 3Q10/3Q09	REALISATION PRICES	Jan-Sept 2009	Jan-Sept 2010	% Variation 10/09
62.9	71.5	70.6	12.2	OIL ($/Bbl)	53.4	71.5	33.9
2.1	2.6	2.7	28.6	GAS ($/Thousand scf)	2.2	2.7	22.7

(*)	1,000 Mcf/d = 28.32 Mm3/d = 0.178 Mboed

Production in this quarter totalled 346 Kboepd, 5.8% higher than in the same quarter last year. The higher volume of liquids is mainly explained by the incorporation of Barúa Motatán field in Venezuela and the increased quota in Libya, partially offset by declining production of the Shenzi fields due to several maintenance turnarounds and production tests. Gas production was higher as a result of the start-up of the Peru LNG project, increased gas deliveries to PDVSA in Venezuela, and fewer operating incidences at the Trinidad & Tobago trains.

Recurrent operating income in third quarter 2010 was 310 M€, 2.6% higher than in third quarter 2009.

The year-on-year difference is mainly the result of higher oil and gas prices and increased production volumes, partially offset by higher exploration costs.

•

Oil and gas realisation prices, net of the effect of royalties, had a positive impact of 76 M€. The 12.2% increase in oil realisation prices is in line with the variation in oil benchmark prices and reflects the consolidation in the correlation between international oil benchmarks and our realisation price as a result of the greater contribution of sales in the U.S. thanks to Shenzi, as well as in Libya.

•	The higher exploration expense, resulting from greater activity, and the impact of the Malbec and Asterix wells, reduced income by 66 M€.

•	The appreciation of the dollar against the euro increased income by 26 M€.

•	Lastly, other minor items explain the remaining difference.

Repsol YPF S.A.	4

Repsol YPF S.A.
3Q 2010 Earnings Preview

January - September 2010 results

Recurrent operating income in the first six months of 2010 totalled 1,112 M€, up 68.7% in comparison with the same period last year. This is mainly attributable to higher international oil and gas prices and greater production volumes.

Production in this period (345 Kboepd) was 5.2% higher than in the same period in 2009 (328 Kboepd), mainly as the result of the start-up of Shenzi and the increased quota in Libya—improving the production mix—in addition to the start-up of the Peru LNG project.

Investments

Investments in third quarter 2010 in Upstream amounted to 359 M€. Investments in development accounted for 45% of the total amount, mainly spent in Venezuela (17%), Brazil (16%), Bolivia (15%), Trinidad & Tobago (14%), Peru (11%), Ecuador (8%), the U.S. (7%), and Spain (7%). Investments in exploration accounted for 32% of the total amount, most of which was spent in Brazil (78%).

In the first nine months of 2010, investments in Upstream were 726 M€, 22.9% less than in 2009. Investments in development represented 46% of the total and were mainly spent in Trinidad & Tobago (21%), Bolivia (14%), Peru (11%), Libya (10%), Ecuador (9%) and the U.S. (8%). Investments in exploration accounted for 38% of the total and were mainly earmarked for Brazil (84%) and Venezuela (9%).

Repsol YPF S.A.	5

Repsol YPF S.A.
3Q 2010 Earnings Preview

1.2.-LNG

Unaudited figures (IFRS)

3Q 2009	2Q 2010	3Q 2010	% Variation 3Q10/3Q09		Jan-Sept 2009	Jan-Sept 2010	% Variation 10/09
5	-23	48	—	OPERATING INCOME (M€)	39	59	51.3
5	13	47	—	ADJUSTED OPERATING INCOME (M€)	39	94	141.0
35.1	34.9	44.1	25.6	ELECTRICITY PRICES IN THE SPANISH ELECTRICITY POOL (€/MWh)	38.3	34.8	-9.1
47.5	52.8	67.9	42.9	LNG SALES (TBtu)	133.2	174.4	30.9
33	33	5	-84.8	INVESTMENTS(M€)	103	54	-47.6

1 TBtu= 1,000,000 MBtu

1 bcm= 1,000 Mm3 = 39.683 TBtu

Recurrent operating income in third quarter 2010 was 47 M€ vs. 5 M€ posted in the same year-ago period.

The rise in third quarter 2010 operating income was mainly driven by higher LNG margins and volumes following the start-up of the Peru LNG project.

January-September 2010 results

Recurrent operating income in the first nine months of 2010 was 94 M€, 141.0% higher year-on-year, principally because of higher LNG marketing margins and volumes.

Investments

Investments in third quarter and in the first nine months of 2010 in the LNG division totalled 5M€ and 54M€, respectively. These investments were basically for the construction of the third tank at the Canaport LNG terminal which started operations in the second quarter of this year.

Repsol YPF S.A.	6

Repsol YPF S.A.
3Q 2010 Earnings Preview

1.3.-DOWNSTREAM

Unaudited figures (IFRS)

3Q 2009	2Q 2010	3Q 2010	% Variation 3Q10/3Q09		Jan-Sept 2009	Jan-Sept 2010	% Variation 10/09
110	372	251	128.2	CCS OPERATING INCOME (M€)	549	811	47.7
115	369	258	124.3	CCS ADJUSTED OPERATING INCOME (M€)	552	813	47.3

3Q 2009	2Q 2010	3Q 2010	% Variation 3Q10/3Q09		Jan-Sept 2009	Jan-Sept 2010	% Variation 10/09
210	538	205	-2.4	OPERATING INCOME (M€)	845	1,133	34.1
215	535	212	-1.4	ADJUSTED OPERATING INCOME (M€)	848	1,135	33.8
9,759	9,645	10,217	4.7	OIL PRODUCT SALES (Thousand tons)	29,750	28,740	-3.4
541	607	669	23.7	PETROCHEMICAL PRODUCT SALES (Thousand tons)	1,706	1,917	12.3
652	712	666	2.1	LPG SALES (Thousand tons)	2,236	2,255	0.9
463	479	415	-10.4	INVESTMENTS (M€)	1,227	1,147	-6.5

3Q 2009	2Q 2010	3Q 2010	% Variation 3Q10/3Q09	REFINING MARGIN INDICATOR ($/Bbl)	Jan-Sept 2009	Jan-Sept 2010	% Variation 10/09
0.3	3.3	1.5	—	Spain	1.8	2.3	27.8

CCS recurrent operating income was 258 M€, increasing 124.3% year-on-year. Recurrent operating income in third quarter 2010, which includes 46 M€ in inventory losses, was 212 M€ in comparison with 215 M€ in the same quarter 2009 which included 100 M€ in inventory gains.

The 143 M€ increase in CCS adjusted operating income in third quarter 2010 in comparison with the same quarter in 2009 is principally the result of higher refining margins due to wider spreads in light and heavy oil and in medium distillates, and the upturn in the Chemical business. The integrated refining and marketing margin was 5.6 $/bbl in the first nine months of the year, one of the most solid in the industry.

•	The Company’s wider refining margin coupled with the rise in distillate volumes in Spanish refineries had a positive impact of 89 M€ on the earnings of the Refining business.

•	The margins in the Marketing business remain strong, in line with the previous year.

•

For the second consecutive quarter, the recovery of margins and volumes in the Chemical business implied a positive result and had a positive impact of 82 M€ in operating income in comparison with the same quarter a year earlier.

•	Lastly, the appreciation of the dollar and other minor items explain the remaining difference.

January-September 2010 results

CCS recurrent operating income in the first nine months of 2010, excluding inventory gains/(losses), was 813 M€, 47.3% higher than the 552 M€ posted a year earlier mainly driven by the recovery of the chemical business, earnings growth in Marketing activities, and higher operating income in the Refining division.

Repsol YPF S.A.	7

Repsol YPF S.A.
3Q 2010 Earnings Preview

Investments

Investments in Downstream in third quarter and first nine months of 2010 amounted to 415 M€ and 1,147 M€, respectively, and were mainly allocated to enlargement and conversion projects at the Cartagena refinery and in the fuel oil reductor unit at the Bilbao facilities, both projects contemplated in the Strategic Plan.

Repsol YPF S.A.	8

Repsol YPF S.A.
3Q 2010 Earnings Preview

1.4.- YPF

Unaudited figures (IFRS)

3Q 2009	2Q 2010	3Q 2010	% Variation 3Q10/3Q09		Jan-Sept 2009	Jan-Sept 2010	% Variation 10/09
211	420	374	77.3	OPERATING INCOME (M€)	663	1.205	81.7
211	441	393	86.3	ADJUSTED OPERATING INCOME (M€)	458	1.254	173.8
287	298	292	1.7	LIQUIDS PRODUCTION (Thousand boepd)	306	299	-2.4
1,567	1,449	1,456	-7.1	GAS PRODUCTION (*) (Million scf/d)	1,581	1,414	-10.6
566	556	551	-2.7	TOTAL PRODUCTION (Thousand boepd)	588	551	-6.3
3,220	3,387	3,634	12.9	OIL PRODUCT SALES (Thousand tons)	10,448	10,504	0.5
457	325	437	-4.4	PETROCHEMICAL PRODUCT SALES (Thousand tons)	1,073	1,071	-0.1
89	80	68	-23.6	LPG SALES (Thousand tons)	312	250	-19.8
181	356	397	119.3	INVESTMENTS (M€)	618	994	60.8

3Q 2009	2Q 2010	3Q 2010	% Variation 3Q10/3Q09	INDICATORS	Jan-Sept 2009	Jan-Sept 2010	% Variation 10/09
43.4	48.7	50.5	16.4	OIL REALISATION PRICES ($/Bbl)	41.7	48.7	16.8
1.7	2.0	1.7	0.0	GAS REALISATION PRICES (**) ($/Thousand scf)	2.1	2.2	4.8
202	232	263	30.2	PETROCHEMICAL DERIVATIVES ($/ton)	193	254	31.6

(*)	1,000 Mcf/d = 28.32 Mm3 /d = 0.178 Mboepd
(**)	Includes sales to Downstream and before withholdings

Recurrent operating income in third quarter 2010 at 393 M€, was 86.3% higher than the 211 M€ recorded in third quarter 2009.

The most significant year-on-year variations, which resulted in a 182 M€ increase in recurrent operating income, were the result of higher dollar-denominated domestic prices and international prices.

•	Higher dollar prices for fuels in the domestic market had a positive impact of 203 M€.

•	Higher revenues from exports and from products sold domestically, the price of which depends on international prices, had a positive impact of 50 M€.

•	Higher sales volumes of liquids increased operating income by 55 M€.

•	Higher gas prices, mainly in the industrial segment, were unable to offset lower sales volumes, diminishing operating income by 28 M€.

•	The 18% year-on-year increase in operating costs due to greater activity and higher prices, reduced income by 102 M€.

•	Other items explain the remaining variations.

Production of liquids in this quarter was up 1.7% year-on-year as a result of the investment effort supported by incentive programs for oil production. Gas production fell 7.1% . Overall, production was 2.7% lower than in the same period last year because of field decline.

Repsol YPF S.A.	9

Repsol YPF S.A.
3Q 2010 Earnings Preview

January-September 2010 results

At 1,254 M€, recurrent operating income in the first nine months of the year was 173.8% higher than in the same period last year. This growth was driven by higher pump station fuel prices in dollars, closing the gap with import parity levels, greater revenue contribution from products sold in the domestic market the price of which is pegged to international prices, and the impact of higher export revenues.

Production in these first nine months was 551 Kboepd, 6.3% less than in the same period last year. The drop was 10.6% in gas and 2.4% in liquids. In oil, this drop was less pronounced thanks to the investment efforts in response to the Petróleo Plus plan.

Investments

Investments in third quarter 2010 at YPF totalled 397 M€, of which 270 M€ were spent in Exploration and Production and 90% of this amount in development projects.

In the first nine months, these investments amounted to 994 M€, of which 754 M€ were earmarked for Exploration and Production and 91% of this amount to development projects.

Repsol YPF S.A.	10

Repsol YPF S.A.
3Q 2010 Earnings Preview

1.5.- GAS NATURAL FENOSA

Unaudited figures (IFRS)

3Q 2009	2Q 2010	3Q 2010	% Variation 3Q10/3Q09		Jan-Sept 2009	Jan-Sept 2010	% Variation 10/09
226	295	198	-12.4	OPERATING INCOME (M€)	560	749	33.8
226	181	198	-12.4	ADJUSTED OPERATING INCOME (M€)	560	635	13.4
277	148	155	-44.0	INVESTMENTS (M€)	4.840	421	-91.3

Recurrent operating income in third quarter 2010 in Gas Natural Fenosa amounted to 198 M€, 12.4% less than the 226 M€ posted in the same year-ago quarter.

The 28 M€ drop was mainly the result of lower earnings because of asset disposals following the acquisition of Unión Fenosa (particularly assets in Madrid, Colombia, and Mexico). On a like-for-like basis, earnings were similar because business improvement in Latin America (greater gas and power distribution volumes, the appreciation of local currencies, and the start-up of the combined cycle plant in North Durango, Mexico) was offset by lower operating income in the power business in Spain.

January-September 2010 results

Recurrent operating income in the first nine months of 2010 was 635 M€ versus 560 M€ in the same period last year. Operating income was 13.4% higher mainly on the back of the incorporation of 100% of Unión Fenosa’s results in the scope of consolidation of Gas Natural SDG since 30 April of 2009.

Investments

Investments by Gas Natural Fenosa during third quarter 2010 were 155 M€. The 421 M€ investments in the first nine months of the year were mainly earmarked for Gas and Power Distribution activities in Spain and Latin America, and for Power Generation in Spain and Mexico.

1.6.- CORPORATE AND OTHERS

This caption reflects operating income/expenses not attributable to operating areas.

An adjusted expense of 69 M€ was recorded in third quarter 2010 versus a net expense of 91 M€ in third quarter 2009.

Repsol YPF S.A.	11

Repsol YPF S.A.
3Q 2010 Earnings Preview

2.- FINANCIAL INCOME/CHARGES AND DEBT

(*)	This caption reflects data on the Group’s (excluding Gas Natural Fenosa) financial income/charges and financial situation. Consolidated Group data are included in the tables detailing third quarter 2010 results (page 27 of this earnings preview).

Unaudited figures (IFRS)

BREAKDOWN OF NET DEBT (M€) – GROUP EX GAS NATURAL FENOSA	2Q10	3Q10	% Variation 3Q10/2Q10	Jan-Sept 10
NET DEBT AT THE START OF THE PERIOD	4,843	4,996	3.2	4,905
EBITDA	-2,141	-1,842	-14.0	-5,981
VARIATION IN TRADE WORKING CAPITAL	60	574	—	1,331
INVESTMENTS (1)	1,108	1,199	8.2	2,963
DIVESTMENTS (2)	-25	-23	-8.0	-207
DIVIDENDS (including affiliates)	95	518	—	679
TRANSLATION DIFFERENCES	364	-303	-183.2	374
TAXES PAID	420	336	-20.0	1,063
INTEREST EXPENSE AND OTHER MOVEMENTS	272	49	-82.0	377
NET DEBT AT THE CLOSE OF THE PERIOD	4,996	5,504	10.2	5,504
NET DEBT + PREFERENCE SHARES AT THE CLOSE OF THE PERIOD	8,630	9,068	5.1	9,068
Debt ratio
CAPITAL EMPLOYED (M€)	32,123	31,618	-1.6	31,618
NET DEBT / CAPITAL EMPLOYED (%)	15.6	17.4	11.5	17.4
NET DEBT + PREFERENCE SHARES/ CAPITAL EMPLOYED (%)	26.9	28.7	6.7	28.7
ROACE before non-adjusted items (%)	9.2	8.1	-12.0	9.3

(1)	4 M€ financial investments were made in third quarter 2010 which are not reflected in this table.
(2)	There were also 25 M€ in financial divestments in third quarter 2010.

The Group’s net financial debt, excluding Gas Natural Fenosa amounted to 5,504 M€ at 30 September 2010, 508 M€ higher than figure at the end of the previous quarter, and includes the payment of the Repsol YPF S.A. final dividend. EBITDA generated in the period was sufficient to cover investments and taxes, and the Repsol YPF final dividend. The variation in debt mainly reflects the variation in trade working capital.

The net debt/capital employed ratio at 30 September for the consolidated Group, ex Gas Natural Fenosa, was 17.4%, or 28.7% taking preference shares into account.

The Group’s net financial expenses at 30 September 2010 (ex Gas Natural Fenosa) was 422 M€ versus 58 M€ in the same period last year. The following aspects are worth mentioning:

•	Net interest expense: increased by 6 M€ because of the higher average debt volume in the period, partially offset by lower interest rates than in 2009.

•	Hedging positions income (expense): income was 333 M€ less.

Diminished income from hedging positions in 2010 was the result of the positive trend in currencies in which the Group has its natural hedge positions, mainly the USD and the Brazilian Real. Since this trend was positive, currency gains are having a direct impact on operating income.

In 2009, the trend in currencies was adverse and, accordingly, lower operating income was offset by greater gains from hedge positions which are reflected in financial income.

Repsol YPF S.A.	12

Repsol YPF S.A.
3Q 2010 Earnings Preview

•

Other financial expenses: Financial expenses increased by 40 M€. In this respect, it should be mentioned that three new methane tankers were incorporated in 2010 and that finance lease expenses for transport of natural gas marketed in the United States and Canada through the natural gas pipeline affects the entire fiscal year 2010 (in contrast with the previous year).

Unaudited figures (IFRS)

3Q 2009	2Q 2010	3Q 2010	% Variation 3Q10/3Q09	FINANCIAL INCOME/EXPENSES OF THE GROUP EX GAS NATURAL FENOSA (M€)	Jan-Sept 2009	Jan-Sept 2010	% Variation 10/09
-96	-97	-94	-2.1	NET INTEREST EXPENSE (incl. preference shares)	-275	-281	2.2
17	36	26	52.9	HEDGING POSITIONS INCOME/EXPENSE	368	35	-90.5
-35	-49	-35	—	UPDATE OF PROVISIONS	-115	-115	—
23	31	34	47.8	CAPITALISED INTEREST	79	94	19.0
-52	-48	-55	5.8	OTHER FINANCIAL INCOME/EXPENSES	-115	-155	34.8
-143	-127	-124	-13.3	TOTAL	-58	-422	—

Repsol YPF S.A.	13

Repsol YPF S.A.
3Q 2010 Earnings Preview

3.- OTHER CAPTIONS IN THE PROFIT AND LOSS ACCOUNT

3.1.- TAXES

The effective corporate tax rate in third quarter 2010 was 43.5% and taxes accrued in this period totalled 376 M€. The corporate tax rate in the first nine months of 2010 was 43.5%, in line with full-year 2010 estimates.

3.2.- EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

Unaudited figures (IFRS)

3Q 2009	2Q 2010	3Q 2010	% Variation 3Q10/3Q09	BREAKDOWN OF UNCONSOLIDATED AFFILIATES (M€)	Jan-Sept 2009	Jan-Sept 2010	% Variation 10/09
6.0	3.2	4.1	-31.7	UPSTREAM	-4.0	9.8	—
6.2	5.8	-1.8	—	LNG	34.6	16.0	-53.8
10.7	4.3	7.6	-29.0	DOWNSTREAM	19.9	24.3	22.1
-5.0	0.6	3.2	—	YPF	-0.6	3.9	—
0.6	0.1	0.5	-16.7	Gas Natural Fenosa	17.8	1.6	-91.0
18.5	14.0	13.6	-26.5	TOTAL	67.7	55.6	-17.9

Income from unconsolidated affiliates in third quarter 2010 totalled 14 M€ versus 19 M€ in the same year-ago period.

In Upstream, the variation is explained by the lower result posted by Zhambay in 3Q10. In Downstream, operating income fell mainly because of lower earnings at CLH in comparison with the same quarter last year. In YPF, the increase is explained by the enhanced earnings performance of Inversora Dock Sud, Central Dock Sud, and Oiltanking Ebytem.

3.3.- MINORITY INTERESTS

Recurrent income attributable to minority interests in third quarter 2010 was 56 M€ versus 38 M€ in third quarter 2009. This caption mainly reflects the minority interests in 14.9% of YPF earnings following the divestment made in February 2008.

Repsol YPF S.A.	14

Repsol YPF S.A.
3Q 2010 Earnings Preview

4.- HIGHLIGHTS

Since the publication of second quarter 2010 results, the most relevant items on the Company were as follows:

In the Corporation, Repsol and Sinopec formed an alliance on 1 October in Brazil to create one of the largest private energy companies in Latin America, valued at 17.8 Bn$. Repsol Brazil will carry out a 7.1 Bn$ rights issue to be fully subscribed by Sinopec. Repsol will hold a 60% stake after this transaction. The agreement is subject to the approval of the competent authorities.

In Upstream, on 14 October, Perupetro awarded exploration licenses for blocks 176, 180, 182, and 184, in Faja Plegada Subandina to a consortium including Repsol (25% operator), Ecopetrol (50%) and YPF (25%).

On 12 October, the U.S. Department of the Interior lifted the ban for drilling in deep waters in the Gulf of Mexico for operators who comply with the recently approved (1 October) regulations and can demonstrate that they have sufficient resources to avoid “blow-outs”. Before being able to start operations, the rigs will have to be inspected and the CEOs of companies will have to certify that the drilling projects comply with the regulations in force.

On 20 August, Repsol entered into an agreement with RAK Petroleum, the public oil company of the United Arab Emirates, for the acquisition of a 50% interest in Block 47 (Jebel Hammah) in Oman. The agreement, however, is subject to the approval by the authorities of the Government of Oman. RAK will continue to be the operator of the block.

In LNG, on 7 October, Repsol and Qatargas executed a multi-year agreement for the supply of gas to the Canaport LNG (Canada) regassification plant.

5.- COMPARISON OF INFORMATION

On 1 July 2008, the Group’s stake in Alberto Pascualini Refap, S.A. (REFAP) was classified as a “Non-current asset held for sale” in accordance with the provisions of IAS 5 Non-current assets held for sale and discontinued operations. Nevertheless, because of the unfavourable global scenario of this asset’s business sector and the widespread financial crisis, the sales process initiated by the Group was not concluded successfully. Consequently, the stake in REFAP was again proportionally incorporated in fourth quarter 2009 in the Group’s financial statements.

To facilitate the comparison of 2010 and 2009, in accordance with the applicable accounting standard (IAS 31 Interests in joint ventures) the figures for the first nine months and third quarter of 2009 included in this earnings preview, were properly amended, integrating this company proportionally during the above-mentioned period. The year-on-year variations in the previously published financial statements for 2009 and those in this earnings preview are detailed in the following table:

Repsol YPF S.A.	15

Repsol YPF S.A.
3Q 2010 Earnings Preview

	FIRST QUARTER 2009 FIGURES
	Reported 2009	REFAP Integration	Reported 2010
EBITDA	1,443	28	1,471
Revenues from continuous operations before financial expenses	11,292	284	11,576
Income from continuous operations before financial expenses	940	17	957
Financial expenses	(37)	5	(32)
Income before income tax and income of associates	903	22	925
Income tax	(356)	(9)	(365)
Share in income of companies carried by the equity method	27	—	27
Income for the period from discontinued activities	—	—	—
Income for the period	574	13	587
ATTRIBUTABLE TO:
Minority interests	58	—	58

EQUITY HOLDERS OF THE PARENT	516	13	529

	SECOND QUARTER 2009 FIGURES
	Reported 2009	REFAP Integration	Reported 2010
EBITDA	1,545	71	1,616
Revenues from continuous operations before financial expenses	11,057	341	11,398
Income from continuous operations before financial expenses	643	53	696
Financial expenses	1	48	49
Income before income tax and income of associates	644	101	745
Income tax	(255)	(40)	(295)
Share in income of companies carried by the equity method	22	—	22
Income for the period from discontinued activities	—	—	—
Income for the period	411	61	472
ATTRIBUTABLE TO:
Minority interests	38	—	38

EQUITY HOLDERS OF THE PARENT	373	61	434

	THIRD QUARTER
	Reported 2009	REFAP Integration	Reported 2010
EBITDA	1,815	19	1,834
Revenues from continuous operations before financial expenses	12,371	351	12,722
Income from continuous operations before financial expenses	901	9	910
Financial expenses	(242)	20	(222)
Income before income tax and income of associates	659	29	688
Income tax	(272)	(12)	(284)
Share in income of companies carried by the equity method	19	—	19
Income for the period from discontinued activities	—	—	—
Income for the period	406	17	423
ATTRIBUTABLE TO:
Minority interests	38	—	38

EQUITY HOLDERS OF THE PARENT	368	17	385

	JANUARY-SEPTEMBER 2009 FIGURES
	Reported 2009	REFAP Integration	Reported 2010
EBITDA	4,803	118	4,921
Revenues from continuous operations before financial expenses	34,720	976	35,696
Income from continuous operations before financial expenses	2,484	79	2,563
Financial expenses	(278)	73	(205)
Income before income tax and income of associates	2,206	152	2,358
Income tax	(883)	(61)	(944)
Share in income of companies carried by the equity method	68	—	68
Income for the period from discontinued activities	—	—	—
Income for the period	1,391	91	1,482
ATTRIBUTABLE TO:
Minority interests	134	—	134

EQUITY HOLDERS OF THE PARENT	1,257	91	1,348

Repsol YPF S.A.	16

Repsol YPF S.A.
3Q 2010 Earnings Preview

Madrid, 11 November 2010

Investor Relations

E-mail: inversores@repsolypf.com

Website: www.repsol.com

Pº Castellana 278-280

28046 Madrid (Spain)

T: 34 917 53 55 48

F: 34 913 48 87 77

A teleconference for analysts and institutional investors is scheduled today, 11 November, at 4:00 p.m. (CET) to report on Repsol’s third quarter 2010 results.

The teleconference can be followed live at Repsol’s website (www.repsol.com). A recording of the entire event will be available for at least one month at the company’s website www.repsol.com for investors and any interested party.

Repsol YPF S.A.	17

Repsol YPF S.A.
3Q 2010 Earnings Preview

TABLES

3Q 2010 RESULTS

Repsol YPF S.A.	18

Repsol YPF S.A.
3Q 2010 Earnings Preview

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q09	2Q10	3Q10	2009	2010
EBITDA	1,834	2,472	2,198	4,921	7,067
Income from continuous operations before financial expenses	910	1,466	1,056	2,563	4,060
Financial expenses	(222)	(218)	(192)	(205)	(659)
Income before income tax and income of associates	688	1,248	864	2,358	3,401
Income tax	(284)	(550)	(376)	(944)	(1,480)
Share in income of companies carried by the equity method	19	14	14	68	56
Income for the period from discontinued activities	—	—	—	—	—
Income for the period	423	712	502	1,482	1,977
ATTRIBUTABLE TO:
Minority interests	38	62	54	134	191

EQUITY HOLDERS OF THE PARENT	385	650	448	1,348	1,786

Earnings per share accrued by parent company (*)
*Euro/share	0.32	0.53	0.37	1.12	1.46
*$/ADR	0.47	0.65	0.50	1.63	2.00

(*)	The issued share capital of Repsol YPF, S.A. consists of 1,220,863,463 shares. Earnings per share is calculated considering the average number of outstanding shares and including own shares held by the Company. The average number of outstanding shares was 1,208,634,035 in 2009 and 1,220,863,463 in 2010.

Dollar/euro exchange rate at date of closure of each quarter

1.464 dollars per euro in 3Q09

1.227 dollars per euro in 2Q10

1.365 dollars per euro in 3Q10

Repsol YPF S.A.	19

Repsol YPF S.A.
3Q 2010 Earnings Preview

BREAKDOWN OF REPSOL YPF RESULTS ADJUSTED TO NON RECURRING ITEMS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	3Q09			JANUARY-SEPTEMBER 2009
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	910	(42)	868	2,563	(256)	2,307
Upstream	293	9	302	618	41	659
LNG	5	—	5	39	—	39
Downstream	210	5	215	845	3	848
YPF	211	—	211	663	(205)	458
Gas Natural Fenosa	226	—	226	560	—	560
Corporate and others	(35)	(56)	(91)	(162)	(95)	(257)
Financial expenses	(222)	—	(222)	(205)	—	(205)
Income before income tax and income of associates	688	(42)	646	2,358	(256)	2,102
Income tax	(284)	18	(266)	(944)	129	(815)
Share in income of companies carried by the equity method	19	—	19	68	—	68
Income for the period from discontinued activities	—	—	—	—	—	—
Income for the period	423	(24)	399	1,482	(127)	1,355
ATTRIBUTABLE TO:
Minority interests	38	—	38	134	(18)	116

EQUITY HOLDERS OF THE PARENT	385	(24)	361	1,348	(109)	1,239

	2Q10			JANUARY-JUNE 2010
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,466	(38)	1,428	3,004	(114)	2,890
Upstream	299	71	370	731	71	802
LNG	(23)	36	13	11	36	47
Downstream	538	(3)	535	928	(5)	923
YPF	420	21	441	831	30	861
Gas Natural Fenosa	295	(114)	181	551	(114)	437
Corporate and others	(63)	(49)	(112)	(48)	(132)	(180)
Financial expenses	(218)	15	(203)	(467)	15	(452)
Income before income tax and income of associates	1,248	(23)	1,225	2,537	(99)	2,438
Income tax	(550)	15	(535)	(1,104)	28	(1,076)
Share in income of companies carried by the equity method	14	—	14	42	—	42
Income for the period from discontinued activities	—	—	—	—	—	—
Income for the period	712	(8)	704	1,475	(71)	1,404
ATTRIBUTABLE TO:
Minority interests	62	4	66	137	(12)	125

EQUITY HOLDERS OF THE PARENT	650	(12)	638	1,338	(59)	1,279

	3Q10			JANUARY-SEPTEMBER 2010
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,056	35	1,091	4,060	(79)	3,981
Upstream	311	(1)	310	1,042	70	1,112
LNG	48	(1)	47	59	35	94
Downstream	205	7	212	1,133	2	1,135
YPF	374	19	393	1,205	49	1,254
Gas Natural Fenosa	198	—	198	749	(114)	635
Corporate and others	(80)	11	(69)	(128)	(121)	(249)
Financial expenses	(192)	—	(192)	(659)	15	(644)
Income before income tax and income of associates	864	35	899	3,401	(64)	3,337
Income tax	(376)	(9)	(385)	(1,480)	19	(1,461)
Share in income of companies carried by the equity method	14	—	14	56	—	56
Income for the period from discontinued activities	—	—	—	—	—	—
Income for the period	502	26	528	1,977	(45)	1,932
ATTRIBUTABLE TO:
Minority interests	54	2	56	191	(10)	181

EQUITY HOLDERS OF THE PARENT	448	24	472	1,786	(35)	1,751

Repsol YPF S.A.	20

Repsol YPF S.A.
3Q 2010 Earnings Preview

BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS OPERATIONS

BEFORE FINANCIAL EXPENSES BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q09	2Q10	3Q10	2009	2010
Upstream	840	1,008	986	2,062	2,997
USA and Brazil	209	248	209	393	663
North of Africa	225	263	233	501	749
Rest of the world	423	509	557	1,229	1,626
Adjustments	(17)	(12)	(13)	(61)	(41)
LNG	252	258	297	805	891
Downstream	8,605	9,551	9,477	23,944	27,425
Europe	8,002	8,742	8,737	22,216	25,288
Rest of the world	1,018	1,289	1,246	2,805	3,665
Adjustments	(415)	(480)	(506)	(1,077)	(1,528)
YPF	2,017	2,867	2,849	6,360	8,218
Upstream	947	1,266	1,241	3,337	3,660
Downstream	1,626	2,411	2,496	4,861	7,025
Corporate	74	92	97	192	248
Adjustments	(630)	(902)	(985)	(2,030)	(2,715)
Gas Natural Fenosa	1,268	1,441	1,502	3,299	4,494
Corporate & others	(260)	(384)	(433)	(774)	(1,030)

TOTAL	12,722	14,741	14,678	35,696	42,995

Repsol YPF S.A.	21

Repsol YPF S.A.
3Q 2010 Earnings Preview

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS OPERATIONS

BEFORE FINANCIAL EXPENSES BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q09	2Q10	3Q10	2009	2010
Upstream	293	299	311	618	1,042
USA and Brazil	39	27	(31)	31	34
North of Africa	166	184	175	324	557
Rest of the world	88	88	167	263	451
LNG	5	(23)	48	39	59
Downstream	210	538	205	845	1,133
Europe	176	480	154	654	986
Rest of the world	34	58	51	191	147
YPF	211	420	374	663	1,205
Upstream	108	235	204	608	693
Downstream	124	240	205	141	633
Corporate	(21)	(55)	(35)	(86)	(121)
Gas Natural Fenosa	226	295	198	560	749
Corporate & others	(35)	(63)	(80)	(162)	(128)

TOTAL	910	1,466	1,056	2,563	4,060

Repsol YPF S.A.	22

Repsol YPF S.A.
3Q 2010 Earnings Preview

BREAKDOWN OF REPSOL YPF EBITDA

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q09	2Q10	3Q10	2009	2010
Upstream	510	615	613	1,143	1,894
USA and Brazil	170	154	142	234	463
North of Africa	178	203	196	383	612
Rest of the world	162	258	275	526	819
LNG	35	48	87	108	201
Downstream	371	684	369	1,319	1,551
Europe	317	622	299	1,058	1,355
Rest of the world	54	62	70	261	196
YPF	593	874	834	1,667	2,518
Upstream	428	606	590	1,434	1,797
Downstream	166	284	256	275	772
Corporate	(1)	(16)	(12)	(42)	(51)
Gas Natural Fenosa	383	331	356	903	1,086
Corporate & others	(58)	(80)	(61)	(219)	(183)

TOTAL	1,834	2,472	2,198	4,921	7,067

Repsol YPF S.A.	23

Repsol YPF S.A.
3Q 2010 Earnings Preview

BREAKDOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited Figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q09	2Q10	3Q10	2009	2010
Upstream	290	229	359	942	726
USA and Brazil	119	120	168	368	335
North of Africa	82	13	55	226	81
Rest of the world	89	96	136	348	310
LNG	33	33	5	103	54
Downstream	463	479	415	1,227	1,147
Europe	449	443	389	1,187	1,062
Rest of the world	14	36	26	40	85
YPF	181	356	397	618	994
Upstream	120	280	270	478	754
Downstream	41	65	116	100	214
Corporate	20	11	11	40	26
Gas Natural Fenosa	277	148	155	4,840	421
Corporate & others	25	17	15	81	42

TOTAL	1,269	1,262	1,346	7,811	3,384

Repsol YPF S.A.	24

Repsol YPF S.A.
3Q 2010 Earnings Preview

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER 2009	SEPTEMBER 2010
NON-CURRENT ASSETS
Goodwill	4,733	4,911
Other intangible assets	2,085	2,553
Property, Plant and Equipment	31,900	33,311
Investment property	35	33
Equity-accounted financial investments	531	573
Non-current financial assets
Non-current financial instruments	1,559	1,579
Others	173	136
Deferred tax assets	2,021	2,166
Other non-current assets	273	370
CURRENT ASSETS
Non-current assets classified as held for sale (*)	746	268
Inventories	4,233	5,368
Trade and other receivables	6,773	7,859
Other current financial assets	713	816
Cash and cash equivalents	2,308	2,506

TOTAL ASSETS	58,083	62,449

TOTAL EQUITY
Attributable to equity holders of the parent	19,951	21,518
Attributable to minority interests	1,440	1,566
NON-CURRENT LIABILITIES
Subsidies	124	96
Non-current provisions	3,097	3,408
Non-current financial debt	15,411	15,483
Deferred tax liabilities	3,395	3,565
Other non-current liabilities
Current debt for finance leases	1,919	2,553
Others	753	743
CURRENT LIABILITIES
Liabilities associated with non-current assets held for sale (*)	185	95
Current provisions	282	209
Current financial liabilities	3,499	4,012
Trade debtors and other payables:
Current debt for finance leases	172	198
Other trade debtors and payables	7,855	9,003

TOTAL LIABILITIES	58,083	62,449

(*)	Assets and liabilities associated with non-current assets held for sale are included in these lines.

Repsol YPF S.A.	25

Repsol YPF S.A.
3Q 2010 Earnings Preview

STATEMENT OF CASH FLOW

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	JANUARY-SEPTEMBER
	2009	2010
I.CASH FLOWS FROM OPERATING ACTIVITIES
Income before taxes and associates	2,358	3,401
Adjustments:
Depreciation of Property, Plant and Equipment	2,617	2,990
Other adjustments (net)	(54)	676

EBITDA	4,921	7,067
Variation in working capital	(188)	(1,663)
Dividends received	52	47
Income taxes received/(paid)	(845)	(1,190)
Other proceeds/(payments) from operating activities	(256)	(245)

OTHER CASH FLOWS FROM OPERATING ACTIVITIES	(1,049)	(1,388)

	3,684	4,016

II. CASH FLOWS FROM INVESTING ACTIVITIES
Investment payments
Group companies, associates, and business units	(4,463)	(39)
Property, plant and equipment, intangible assets and property investments	(3,207)	(3,164)
Other financial assets	(141)	(181)

Total Investments	(7,811)	(3,384)
Proceeds on divestments	639	884
Other cash flows

	(7,118)	(2,495)

III. CASH FLOWS FROM FINANCING ACTIVITIES
Receipts/Payments from equity instruments	51	—
Proceeds on issue of financial liabilities	8,552	7,270
Payments for return and amortization of financial obligations	(4,232)	(7,084)
Dividends paid	(1,382)	(701)
Interest paid	(574)	(710)
Other proceeds/(payments) from financing activities	565	(142)

	2,980	(1,367)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	2,922	2,308
Net cash flows (I, II y III)	(454)	154
Translation differences	(29)	44

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	2,439	2,506

Repsol YPF S.A.	26

Repsol YPF S.A.
3Q 2010 Earnings Preview

FINANCIAL INCOME/CHARGES AND DEBT OF THE CONSOLIDATED GROUP

Unaudited figures (IFRS)

BREAKDOWN OF NET DEBT OF THE CONSOLIDATED GROUP (M€)	2Q 2010	3Q 2010	% Variation 3Q10/2Q10	Jan-Sept 2010
NET DEBT AT THE START OF THE PERIOD	10,926	10,671	-2.3	10,928
EBITDA	-2,472	-2,198	-11.1	-7,067
VARIATION IN TRADE WORKING CAPITAL	198	653	229.8	1,663
INVESTMENTS (1)	1,257	1,341	6.7	3,372
DIVESTMENTS (2)	-614	-34	-94.5	-810
DIVIDENDS (including affiliates)	102	520	409.8	701
TRANSLATION DIFFERENCES	445	-380	-185.4	447
TAXES PAID	475	408	-14.1	1,190
INTEREST EXPENSE AND OTHER MOVEMENTS	354	256	-27.7	813
NET DEBT AT THE CLOSE OF THE PERIOD	10,671	11,237	5.3	11,237
NET DEBT + PREFERRED SHARES AT THE CLOSE OF THE	14,484	14,981	3.4	14,981
PERIOD
Debt ratio
CAPITAL EMPLOYED (M€)	38,522	38,065	-1,2	38,065
NET DEBT / TOTAL CAPITAL EMPLOYED (%)	27.7	29.5	6.5	29.5
NET DEBT + PREFERRED SHARES / CAPITAL EMPLOYED (%)	37.6	39.4	4.8	39.4
ROACE before non-adjusted items (%)	8.9	6.9	-22.5	8.4

(1)	5 M€ financial investments were made in third quarter 2010 which are not reflected in this table.
(2)	Financial divestments totalling 26 M€ were made in third quarter 2010 which are not reflected in this table.

Unaudited figures (IFRS)

3Q 2009	2Q 2010	3Q 2010	% Variation 3Q10/3Q09	FINANCIAL INCOME / EXPENSES OF THE CONSOLIDATED GROUP (M€)	Jan-Sept 2009	Jan-Sept 2010	% Variation 10/09
-168	-166	-160	-4.8	NET INTEREST EXPENSE (incl. preferred shares)	-446	-490	9.9
19	37	27	42.1	HEDGING POSITIONS INCOME/EXPENSE	378	37	-90.2
-40	-52	-39	-2.5	UPDATE OF PROVISIONS	-123	-125	1.6
30	36	37	23.3	CAPITALISED INTEREST	92	106	15.2
-63	-73	-57	-9.5	OTHER FINANCIAL INCOME / EXPENSES	-106	-187	76.4
-222	-218	-192	-13.5	TOTAL	-205	-659	221.5

Repsol YPF S.A.	27

Repsol YPF S.A.
3Q 2010 Earnings Preview

TABLES

OPERATING HIGHLIGHTS 3Q 2010

Repsol YPF S.A.	28

Repsol YPF S.A.
3Q 2010 Earnings Preview

OPERATING HIGHLIGHTS UPSTREAM

		2009				2010				% Variation 10 / 09
	Unit	1Q	2Q	3Q	Accum	1Q	2Q	3Q	Accum
HYDROCARBON PRODUCTION	K Boed	317	340	327	328	350	340	346	345	5.2%
Crude and Liquids production	K Boed	113	132	141	129	151	149	143	148	14.4%
USA and Brazil	K Boed	12	31	46	30	41	40	36	39	30.3%
North Africa	K Boed	40	39	37	39	46	44	41	44	12.4%
Rest of the world	K Boed	61	62	58	60	64	65	66	65	7.8%
Natural gas production	K Boed	204	208	186	199	199	191	203	198	-0.7%
USA and Brazil	K Boed	1	2	3	2	2	2	2	2	33.3%
North Africa	K Boed	14	13	7	11	6	6	6	6	-47.9%
Rest of the world	K Boed	189	193	176	186	191	182	195	189	1.8%

Repsol YPF S.A.	29

Repsol YPF S.A.
3Q 2010 Earnings Preview

OPERATING HIGHLIGHTS DOWNSTREAM

		2009				2010				% Variation 1Q10 / 1Q09
	Unit	1Q	2Q	3Q	Accum	1Q	2Q	3Q	Accum
CRUDE PROCESSED	Mtoe	9.8	8.7	8.6	27.1	7.7	8.6	9.5	25.8	-4.9%
Europe	Mtoe	8.2	7.1	7.1	22.3	6.2	7.1	8.0	21.3	-4.6%
Rest of the world	Mtoe	1.6	1.6	1.6	4.8	1.6	1.5	1.4	4.5	-6.1%
SALES OF OIL PRODUCTS	Kt	10,053	9,938	9,759	29,750	8,878	9,645	10,217	28,740	-3.4%
Europe	Kt	8,522	8,279	8,242	25,043	7,244	8,077	8,600	23,921	-4.5%
–Own network	Kt	5,256	5,344	5,343	15,943	4,963	5,222	5,466	15,651	-1.8%
- Light products	Kt	4,386	4,416	4,489	13,291	4,311	4,381	4,585	13,277	-0.1%
- Other Products	Kt	870	928	854	2,652	652	841	881	2,374	-10.5%
–Other Sales to Domestic Market	Kt	1,786	1,560	1,526	4,872	1,328	1,401	1,419	4,148	-14.9%
- Light products	Kt	1,278	1,064	1,080	3,422	908	1,006	992	2,906	-15.1%
- Other Products	Kt	508	496	446	1,450	420	395	427	1,242	-14.3%
–Exports	Kt	1,480	1,375	1,373	4,228	953	1,454	1,715	4,122	-2.5%
- Light products	Kt	527	549	412	1,488	278	370	444	1,092	-26.6%
- Other Products	Kt	953	826	961	2,740	675	1,084	1,271	3,030	10.6%
Rest of the world	Kt	1,531	1,659	1,517	4,707	1,634	1,568	1,617	4,819	2.4%
–Own network	Kt	418	478	460	1,356	440	476	441	1,357	0.1%
- Light products	Kt	354	379	378	1,111	375	367	368	1,110	-0.1%
- Other Products	Kt	64	99	82	245	65	109	73	247	0.8%
–Other Sales to Domestic Market	Kt	808	852	832	2,492	862	903	876	2,641	6.0%
- Light products	Kt	561	593	626	1,780	639	660	660	1,959	10.1%
- Other Products	Kt	247	259	206	712	223	243	216	682	-4.2%
–Exports	Kt	305	329	225	859	332	189	300	821	-4.4%
- Light products	Kt	140	212	161	513	113	76	103	292	-43.1%
- Other Products	Kt	165	117	64	346	219	113	197	529	52.9%
CHEMICALS
Sales of petrochemicals products	Kt	458	707	541	1,706	641	607	669	1,917	12.3%
Europe	Kt	412	577	462	1,451	540	545	584	1,669	15.0%
Base petrochemical	Kt	74	173	103	350	178	207	208	593	69.5%
Derivative petrochemicals	Kt	338	404	359	1,101	363	337	376	1,076	-2.3%
Rest of the world	Kt	46	130	79	255	101	62	85	248	-2.8%
Base petrochemical	Kt	0	25	16	40	25	22	15	62	54.2%
Derivative petrochemicals	Kt	46	106	64	215	76	40	70	186	-13.5%
LPG
LPG sales	Kt	871	713	652	2,236	877	712	666	2,255	0.9%
Europe	Kt	577	372	283	1,232	581	349	259	1,189	-3.5%
Rest of the world	Kt	294	341	369	1,004	296	363	407	1,066	6.2%

Other sales to the domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

Repsol YPF S.A.	30

Repsol YPF S.A.
3Q 2010 Earnings Preview

OPERATING HIGHLIGHTS YPF

	Unit	2009				2010				% Variation 1Q10 /1Q09
		1Q	2Q	3Q	Accum	1Q	2Q	3Q	Accum
UPSTREAM
HYDROCARBON PRODUCTION	K Boed	601	598	566	588	550	556	551	551	-6.3%
Crude and Liquids production	K Boed	323	310	287	306	308	298	292	299	-2.4%
Argentina	K Boed	320	307	285	304	306	297	291	297	-2.1%
Rest of the world	K Boed	3	2	2	2	2	2	2	2	-31.9%
Natural gas production	K Boed	278	288	279	282	242	258	259	252	-10.6%
Argentina	K Boed	277	288	279	281	242	258	259	251	-10.6%
Rest of the world	K Boed	1	0	0	0	0	0	1	0	-2.7%

DOWNSTREAM
CRUDE PROCESSED	M toe	4.0	4.2	3.7	11.9	4.0	3.7	3.9	11.6	-2.1%
SALES OF OIL PRODUCTS (*)	Kt	3,539	3,689	3,220	10,448	3,483	3,387	3,634	10,504	0.5%
Own network	Kt	2,684	2,829	2,713	8,226	2,687	2,754	3,068	8,509	3.4%
Light products	Kt	2,213	2,157	2,181	6,552	2,285	2,267	2,323	6,875	4.9%
Other Products	Kt	472	671	532	1,674	402	487	745	1,634	-2.4%
Other Sales to Domestic Market	Kt	316	324	244	884	325	261	271	857	-3.1%
Light products	Kt	208	205	178	591	175	123	114	412	-30.3%
Other Products	Kt	108	119	66	293	149	137	158	444	51.6%
Exports	Kt	539	536	263	1,338	472	373	294	1,139	-14.9%
Light products	Kt	186	168	134	487	104	106	100	311	-36.3%
Other Products	Kt	353	368	130	851	368	266	194	828	-2.6%

PETROCHEMICALS
SALES OF PETROCHEMICALS PRODUCTS	Kt	270	346	457	1,073	309	325	437	1,071	-0.1%
Base petrochemical	Kt	43	46	44	134	50	42	47	140	5.0%
Derivative petrochemicals	Kt	226	300	413	939	258	283	390	931	-0.9%

LPG
LPG sales	Kt	113	109	89	312	103	80	68	250	-19.8%

Other sales to domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

(*) Includes YPF S.A. + 50% Refinor + Lubricants Chile

Repsol YPF S.A.	31

Repsol YPF S.A.
3Q 2010 Earnings Preview

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina, and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key information about Repsol YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed with the US Securities and Exchange Commission. This document is available on Repsol YPF’s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.

Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF’s or YPF Sociedad Anonima’s respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF’s and YPF Sociedad Anonima’s respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

Repsol YPF S.A.	32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: November 11th, 2010	By:	/S/ FERNANDO RAMÍREZ
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer